SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of June 2006

Commission File Number: 1-14696

China Mobile Limited

(Formerly known as China Mobile (Hong Kong) Limited)

(Translation of registrant’s name into English)

60/F, The Center

99 Queen’s Road Central

Hong Kong, China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.:

Form 20-F       X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

EXHIBITS

Exhibit Number		Page
1.1	Announcement, dated June 8, 2006

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA MOBILE LIMITED

Date: June 9, 2006	By:	/s/ Wang Jianzhou
	Name:	Wang Jianzhou
	Title:	Chairman and Chief Executive Officer

Exhibit 1.1

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

CHINA MOBILE LIMITED (Incorporated in Hong Kong with limited liability under the Companies Ordinance)
(Stock code: 941)

ANNOUNCEMENT

STRATEGIC ALLIANCE AGREEMENT WITH

PHOENIX SATELLITE TELEVISION HOLDINGS LIMITED

AND

MEMORANDUM OF UNDERSTANDING WITH

NEWS CORPORATION AND STAR GROUP LIMITED

The Company has on 8 June 2006 entered into the Strategic Alliance Agreement with Phoenix, pursuant to which the Company and Phoenix shall cooperate with a view to further enhancing their respective leading positions in the mobile telecommunications and the media industries through joint development, marketing and delivery of innovative wireless content, products, services and applications.

On the same day, the Company has entered into a memorandum of understanding with News Corporation and STAR to set out the intention of the parties to build a long-term wireless media strategic partnership and to explore various areas of cooperation by combining the strength and experience of one of the largest media companies in the world and one of the largest mobile telecommunications companies in the world.

The board of directors (the “Board”) of China Mobile Limited (the “Company”, together with its subsidiaries, the “Group”) is pleased to announce that the Company has on 8 June 2006 entered into a strategic alliance and cooperation agreement (the “Strategic Alliance Agreement”) with Phoenix Satellite Television Holdings Limited (“Phoenix”). Phoenix (Stock Code: 8002) is a company listed on the Growth Enterprise Market of The Stock Exchange of Hong Kong Limited. Phoenix is a satellite television operator and, through its subsidiaries, is a leading satellite television operator broadcasting into mainland China. Its channels include Phoenix Chinese Channel, Phoenix Movies Channel, Phoenix InfoNews Channel, Phoenix Chinese News and Entertainment Channel and Phoenix North America Chinese Channel, which together broadcast to audiences in Asia Pacific, Europe, the United States and North Africa, covering more than 100 countries and regions.

Pursuant to the Strategic Alliance Agreement, the Company and Phoenix shall cooperate with a view to further enhancing their respective leading positions in the mobile telecommunications and the media industries through joint development, marketing and delivery of innovative wireless content, products, services and applications.

Areas of strategic cooperation with Phoenix

Pursuant to the Strategic Alliance Agreement, the parties shall (i) cooperate in the area of wireless value-added services by sharing resources and jointly developing products and services relating to wireless delivery of media content; (ii) cooperate and share expertise in the areas of branding, marketing, promotion and customer service; (iii) improve the wireless value-added services provided by Phoenix and the mobile services provided by the Company and where necessary, jointly develop new channels as required for the successful introduction of new services; (iv) cooperate to secure any necessary regulatory approvals to support proposed new applications and services; and (v) engage in regular exchange in the areas of managerial, technical and operational expertise and resources to ensure the proper implementation of the Strategic Alliance Agreement. For the provision of wireless value-added services, the Company will enjoy preferential access to news and other selected contents provided by Phoenix or its affiliates on favourable terms.

The Strategic Alliance Agreement is conditional upon the completion of the purchase by China Mobile (Hong Kong) Group Limited (“CMHKG”), an indirect holding company of the Company, of a 19.9% interest in Phoenix from Xing Kong Chuan Mei Group Co., Ltd., a subsidiary of STAR Group Limited (“STAR”). The completion of such purchase is subject to, amongst others, the obtaining of relevant PRC regulatory approvals. Accordingly, the Strategic Alliance Agreement may or may not become effective. Further announcement will be made by the Company to update investors. Investors are advised to exercise caution in dealing in the securities of the Company.

Memorandum of Understanding with News Corporation and STAR

On 8 June 2006, the Company entered into a memorandum of understanding with News Corporation and its subsidiary STAR, to set out the intention of the parties to build a long-term wireless media strategic partnership and to explore various areas of cooperation to leverage their respective complementary advantages as one of the largest media companies in the world and one of the largest mobile telecommunications companies in the world, respectively. It is the intention of the parties to strengthen each party’s global leadership position in its respective field.

The initial areas of cooperation may include aggregation, development and marketing of multimedia content and other wireless value added services by leveraging the News Corporation’s vast content library and the Company’s strong wireless distribution network and subscriber base in China.

The memorandum of understanding serves to set out the broad intention of the parties.

Reasons for entering into the Strategic Alliance Agreement and the Memorandum of Understanding

As Third Generation Mobile Communication Technology (3G) and products become more mature, the conditions for 3G development in mainland China will also gradually mature. The Group will carry out planning and operational preparation for the development of 3G. Pursuant to the Strategic Alliance Agreement, the Company is able to share resources and jointly develop products and services for wireless delivery of media content with Phoenix, a Hong Kong based leading TV broadcaster with a unique China focus on a preferred basis, which will lay a solid foundation for the launch of commercial application services of 3G at the appropriate time. Also, by entering into the memorandum of understanding with News Corporation, one of the largest media companies in the world, and STAR, a leading media company in Asia, the parties will be able to jointly explore wireless media business opportunities on a global basis by combining the strength and experience of one of the largest media companies in the world and one of the largest mobile telecommunications company in the world.

By Order of the Board

China Mobile Limited

Wang Jianzhou

Chairman and Chief Executive Officer

Hong Kong, 8 June 2006

As at the date of this announcement, the Board of Directors of the Company comprises Mr. Wang Jianzhou, Mr. Li Yue, Mr. Lu Xiangdong, Mr. Xue Taohai, Mr. Zhang Chenshuang, Mr. Sha Yuejia, Mr. Liu Aili, Madam Xin Fanfei and Mr. Xu Long as executive directors, Dr. Lo Ka Shui, Mr. Frank Wong Kwong Shing and Mr. Moses Cheng Mo Chi as independent non-executive directors and Mr. Paul Michael Donovan as a non-executive director.